FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F     X                                          Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  _____                                              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 26, 2012 – Holding(s) in Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	21st November 2012
6. Date on which issuer notified:	22nd November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	Below 5%	Below 5%	N/A	N/A	5.02%	N/A	69,206,509

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				5,453	Nominal	CFD
					0.00%	0.00%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
69,211,962	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 69,211,962 (5.02%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Wayne Powell
15. Contact telephone number:	020 7743 2216

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	12 Throgmorton Avenue, London, EC2N 2DL
Phone number & email	020 7743 2216; wayne.powell@blackrock.com
Other useful information (at least legal representative for legal persons)	Wayne Powell

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.